Exhibit 99.1

A.D.A.M., Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,
	2007	2006
Assets
Current assets
Cash and cash equivalents	$5,425	$4,446
Investments, short term	2,809	2,794
Accounts receivable, net of allowances of $424 and $280, respectively	3,940	3,082
Restricted cash	46	2,192
Inventories, net	65	74
Prepaids and other assets	839	1,673
Deferred income tax asset	793	—

Total current assets	13,917	14,261
Property and equipment, net	801	876
Intangible assets, net	9,953	10,276
Goodwill	27,468	27,883
Other assets	152	158
Deferred financing costs, net	852	1,184
Deferred income tax asset	6,827	5,500

Total assets	$59,970	$60,138

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$3,658	$4,075
Deferred revenue	5,676	4,447
Note payable	—	1,500
Current portion of long-term debt	3,250	1,000
Current portion of capital lease obligations	105	155

Total current liabilities	12,689	11,177
Capital lease obligations, net of current portion	85	178
Other liabilities	899	1,314
Long-term debt, net of current portion	16,750	24,000

Total liabilities	30,423	36,669

Shareholders’ equity
Common stock, $0.01 par value; 20,000,000 shares authorized; 9,958,617 shares issued and 9,688,858 shares outstanding at 12/31/2007; 9,386,878 shares issued and 9,117,119 shares outstanding at 12/31/2006	100	94
Treasury stock, at cost, 269,759 shares	(1,088)	(1,088)
Additional paid-in capital	56,406	54,109
Unrealized loss on investments	(166)	(2)
Accumulated deficit	(25,705)	(29,644)

Total shareholders’ equity	29,547	23,469

Total liabilities and shareholders’ equity	$59,970	$60,138

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2007	2006	2005
Revenues, net
Licensing	$23,563	$13,818	$7,598
Product	1,642	1,594	1,737
Professional services and other	2,673	1,093	719

Total revenues, net	27,878	16,505	10,054

Cost of revenues
Cost of revenues	5,092	2,490	1,354
Cost of revenues—amortization	1,477	951	709

Total cost of revenues	6,569	3,441	2,063

Gross profit	21,309	13,064	7,991

Operating expenses
Product and content development	4,666	2,704	1,456
Sales and marketing	6,026	2,903	1,965
General and administrative	5,854	4,325	3,281

Total operating expenses	16,546	9,932	6,702

Operating income	4,763	3,132	1,289
Interest expense	(2,565)	(1,102)	(36)
Interest income	235	518	349
Loss on sale of investments	—	—	(40)
Loss on sale of assets	(4)	—	—

Income before income taxes	2,429	2,548	1,562
Income tax benefit	1,510	—	5,500

Net income	$3,939	$2,548	$7,062

Basic net income per common share	$0.42	$0.30	$0.87

Basic weighted average number of common shares outstanding	9,461	8,630	8,108

Diluted net income per common share	$0.38	$0.25	$0.75

Diluted weighted average number of common shares outstanding	10,442	10,074	9,468

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except share data)

	Common Stock		Common Stock Warrants	Treasury Stock		Additional Paid-in Capital	Note Receivable from Shareholder	Deferred Compensation for Services	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount		Shares	Amount
Balance at January 1, 2005	8,040,906	$80	$86	(180,371)	$(592)	$48,843	$(291)	$(23)	$—	$(39,254)	$8,849

Comprehensive income
Net income	—	—	—	—	—	—	—	—	—	7,062	7,062
Unrealized loss on investments	—	—	—	—	—	—	—	—	(11)	—	(11)

Total comprehensive income											7,051

Repayment of Exercise Note	—	—	—	—	—	—	291	—	—	—	291
Stock compensation for services	—	—	—	—	—	—	—	23	—	—	23
Expense for variable priced options	—	—	—	—	—	643	—	—	—	—	643
Warrants, expired	—	—	(70)	—	—	70	—	—	—	—	—
Warrants, exercised	10,000	—	(16)	—	—	29	—	—	—	—	13
Treasury stock purchased	—	—	—	(89,388)	(496)	—	—	—	—	—	(496)
Exercise of common stock options	431,866	5	—	—	—	765	—	—	—	—	770

Balance at December 31, 2005	8,482,772	85	—	(269,759)	(1,088)	50,350	—	—	(11)	(32,192)	17,144

Comprehensive income
Net income	—	—	—	—	—	—	—	—	—	2,548	2,548
Unrealized gain on investments	—	—	—	—	—	—	—	—	9	—	9

Total comprehensive income											2,557

Stock-based compensation expense	—	—	—	—	—	136	—	—	—	—	136
Common shares issued related to OBI acquisition	529,100	5	—	—	—	2,995	—	—	—	—	3,000
Exercise of common stock options	375,006	4	—	—	—	628	—	—	—	—	632

Balance at December 31, 2006	9,386,878	94	—	(269,759)	(1,088)	$54,109	—	—	(2)	(29,644)	23,469

Comprehensive income
Net income	—	—	—	—	—	—	—	—	—	3,939	3,939
Unrealized loss on investments	—	—	—	—	—	—	—	—	(164)	—	(164)

Total comprehensive income											3,775

Stock-based compensation expense	—	—	—	—	—	758	—	—	—	—	758
Exercise of common stock options	571,739	6	—	—	—	1,539	—	—	—	—	1,545

Balance at December 31, 2007	9,958,617	$100	$—	(269,759)	$(1,088)	$56,406	$—	$—	$(166)	$(25,705)	$29,547

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities
Net income	$3,939	$2,548	$7,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,927	1,161	894
Deferred financing cost amortization	339	140	—
Stock compensation for services	—	—	23
Stock-based compensation expense	758	136	643
Deferred income taxes	(1,510)	—	(5,500)
Loss on sale of assets	4	2	—
Loss on sale investments	—	—	40
Changes in assets and liabilities, net of effects from acquisition
Accounts receivable	(858)	(17)	272
Inventories	9	(6)	39
Prepaids and other assets	833	(137)	(94)
Accounts payable and accrued liabilities	(417)	245	569
Deferred revenue	1,229	(780)	28
Other liabilities	(414)	33	—

Net cash provided by operating activities	5,839	3,325	3,976

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired of $1,548	—	(29,128)	—
Purchases of property and equipment	(387)	(187)	(204)
Proceeds from sales of property and equipment	7	—	—
Goodwill, additional cost of previous acquisition	(195)	—	—
Net change in restricted cash	2,148	(667)	47
Software product and content development costs	(1,154)	(974)	(455)
Proceeds from investments	—	7,661	5,232
Purchase of investments	(180)	(1,097)	(10,934)

Net cash provided by (used in) investing activities	239	(24,392)	(6,314)

Cash flows from financing activities
Proceeds from issuance of term note	—	20,000	—
Proceeds from issuance of convertible note	—	5,000	—
Payment of deferred financing costs	—	(1,339)	—
Payment on note payable	(1,500)	—	—
Payment on long-term debt	(5,000)	—	—
Proceeds from exercise of common stock options and warrants	1,544	631	783
Repayments on notes receivable	—	—	125
Repurchase of common stock to be held as treasury stock	—	—	(496)
Payments on capital leases	(143)	(79)	(16)

Net cash provided by (used in) financing activities	(5,099)	24,213	396

Increase (decrease) in cash and cash equivalents	979	3,146	(1,942)
Cash and cash equivalents, beginning of year	4,446	1,300	3,242

Cash and cash equivalents, end of year	$5,425	$4,446	$1,300

Interest paid	$2,838	$600	$7

Supplemental disclosure of non-cash activities Equipment acquired through capital lease obligations	$—	$84	$—

Repayment on notes receivable via accrued bonus	$—	$—	$205

Assets acquired and liabilities assumed related to the acquisition of OnlineBenefits:
Current assets other than cash	$—	$3,741	$—
Property and equipment	—	549	—
Intangibles	—	9,300	—
Goodwill	—	25,840	—
Long-term assets	—	157	—
Current liabilities	—	(5,858)	—
Noncurrent liabilities	—	(1,601)	—
Less: issuance of common stock related to the acquisition	—	(3,000)	—

Cash paid to acquire OnlineBenefits	$—	$29,128	$—

Deferred tax asset valuation adjustment impact on goodwill	$610	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Business

We provide high-quality health information services and benefits technology solutions to healthcare organizations, group insurance brokers, employers, consumers, and educational institutions. With an industry-leading employee and human resources (HR) benefits technology system and one of the largest consumer health information libraries in the world, our products empower consumers to become better informed about their health and wellness, manage their personal benefits and health account finances, while helping organizations reduce the costs of healthcare and benefits administration. Our products address a large and growing consumer driven heathcare market.

Consumers use our highly visual and interactive health information and decision support applications for learning about general health concerns, specific diseases, medical conditions and treatments, surgical procedures, drug information, wellness topics, alternative medicine and more. Our various health information products, that we also refer to as our Health Management Platform, is designed to help educate and inform consumers of varying health literacy levels and language requirements. Our Health Management Platform also includes a number of decision support applications, including a library of health risk assessments and reporting tools, and DecisionAssist, a series of interactive knowledgebase applications that help consumers make important healthcare decisions by better understanding their health condition and needs. Our health information products and applications are sold primarily through multi-year licensing agreements to a variety of healthcare and health-related organizations including healthcare providers, health plans, pharmaceutical companies, healthcare information technology organizations, disease management and wellness providers and consumer-oriented Internet websites, and healthcare technology companies. The content products can be incorporated into a customer’s website. We deliver our information solutions via the Internet in either a hosted or non-hosted environment.

We also offer a leading HR technology solution for employers to provide a self-service portal to employees and their families. The portal, called BenergyTM, is an award-winning Web-based solution for administering, learning about, enrolling in, and managing a variety of employer-sponsored programs. Benergy facilitates communication between the employer (typically the Human Resources Department) and the workforce, assisting employees in understanding and using their benefits, compensation and other human resources programs. In August of 2007, we released Benergy2G!, a significant upgrade which incorporates our health and wellness information and other tools and administrative functionality, rounding out Benergy as a full-service health and benefits portal.

Basis of Presentation

Principles of consolidation

The accompanying consolidated financial statements include the accounts of A.D.A.M., Inc. and its wholly owned subsidiaries, Online Benefits, Inc. (“OnlineBenefits”), Integrative Medicine Communications, Inc. (“IMC”) and Nidus Information Services, Inc. (“Nidus”). On December 20, 2006, IMC and Nidus were merged into A.D.A.M., Inc. All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenues from the following sources: (1) electronically delivered software, which includes software license and postcontract customer support (PCS) revenue, (2) hosted software, which includes software license, hosting and PCS revenue, (3) professional services and (4) product sales. We recognize revenues mainly in three ways. Software revenues consist primarily of license fees that typically have an annual, up-front fee that is initially recorded as deferred revenue. The revenue is recognized ratably over the term of the license agreement beginning after delivery has occurred, upon customer acceptance, when we have determined that the fees from the agreement are fixed and determinable, and there are no significant return or acceptance provisions. For software revenue arrangements in which we sell through a reseller, we recognize revenue only after an agreement has been finalized between the customer and our authorized reseller and the content has been delivered to the customer by the reseller. When a contract includes multiple elements, such as services, the entire fee is allocated to each respective element based on vendor specific objective evidence of fair value, and recognized when the revenue criteria for each element is met. Revenue is not recognized under any circumstances unless collectability is reasonably assured. Professional service revenues are generally recognized upon completion and acceptance by the customer. Revenues from royalty agreements are recognized as earned based upon performance or product shipment. Revenues from product sales are generally recognized at the time title passes to customers, distributors or resellers.

In 2007, we adopted a return policy related to education product for a limited group of customers. The policy allows for the return of certain sellable product within 60 days of the invoice date.

Concentration of sales and credit risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of trade receivables. For the years ended December 31, 2007, 2006, and 2005, no single customer accounted for more than 10% of net revenues or total customer receivables.

A.D.A.M. has certain financial instruments that potentially subject the Company to significant concentrations of credit risk which consist principally of cash and cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are maintained in short-term money market accounts with high quality financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

Fair value of financial instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•

Investments, short-term. For investment in securities, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities;

•

Notes payable and debt instruments. For those debt instruments with adjustable interest rates, the carrying amount is a reasonable estimate of fair value. For debt instruments with fixed interest rates, the fair value is estimated by discounting future cash flows using current rates at which similar debt could be obtained; and

The estimated fair value of the Company’s financial instruments approximates the carrying value.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits and highly liquid investments with original maturities of three months or less, when purchased. Certain reclassifications have been made to the 2006 and

2005 financial information related to cash and cash equivalents and short-term investments. See reclassifications footnote herein.

Investments, short-term

Mutual funds are categorized as available-for-sale, which requires the securities to be reported at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Realized gains or losses, if any, are recorded within the statement of operations as other income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Investment in companies

Investments in companies where we own more than 20% and less than 50% are accounted for under the equity method. Investments in companies where we own less than 20% are accounted for under the cost method.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We grant credit to our customers without requiring collateral. The amount of accounting loss for which we are at risk in these unsecured accounts receivable is limited to their carrying value.

Inventories

Inventories consist principally of computer software media, books and related shipping materials and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The valuation of inventory requires the Company to estimate net realizable value. Inventory is written down for estimated obsolescence or to the lesser of cost or market value.

Deferred financing costs

Costs related to obtaining debt financing are capitalized and amortized over the term of the related debt using the effective interest method. When a loan is paid in full, any unamortized financing costs are removed from the related accounts and charged to interest in the period.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Intangible assets

Intangible assets consist of purchased intellectual content, purchased customer contracts, purchased customer relationships, capitalized software product and content development costs to be sold, leased or otherwise marketed, and capitalized software development costs for internal use software.

Capitalized software product and content development costs to be sold, leased or otherwise marketed consist of development costs incurred for applications after technological feasibility has been established. These costs consist principally of salaries and certain other expenses directly related to the development and modifications of software products and content. Amortization of capitalized software product and content development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, generally two years.

Capitalized software development costs for internal use software consists of costs of developing applications or the purchase of software for internal use. Capitalized costs are amortized over their estimated useful life, generally three years.

Impairment of long-lived assets and goodwill

Impairment of long-lived assets is evaluated, including property and equipment and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on discounted cash flows and the fair value of the asset.

Goodwill is evaluated annually or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The carrying value of goodwill is evaluated in relation to the operating performance and estimated future discounted cash flows of the asset group.

Product and content development expenditures

Product and content development expenditures include costs incurred in the development, enhancement and maintenance of our content and technology. These costs have been charged to expense as incurred.

Income taxes

Income tax benefit is computed utilizing the liability method. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax basis of assets and liabilities and the income tax carryforwards and credits given the provisions of the enacted tax laws. A valuation allowance is provided against deferred tax assets for which it is more likely than not that the asset will not be realized.

A.D.A.M. adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” on January 1, 2007. This standard prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.

Statement of cash flows

For acquisitions, we consider funds borrowed from third party lenders and disbursed directly to the selling shareholders to be “constructive receipt and disbursements” and, as such, has been reported as cash flows in our statement of cash flows.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, that this new standard will have on our results of operations, financial position or cash flows.

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits many financial instruments and certain other items to be measured at fair value at our option. Most of the provisions in SFAS 159 are elective; however, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS 159 permits the choice to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for financial statements issued for the first fiscal year beginning after November 15, 2007. Early adoption is permitted provided that the choice is made in the first 120 days of that fiscal year and SFAS No. 157; “Fair Value Measurements” is also adopted. We are currently evaluating the impact, if any, that this new standard will have on our results of operations, financial position or cash flows.

Stock-based employee compensation

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123(R) supersedes APB Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” The approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and no longer allows pro forma disclosure as an alternative to financial statement recognition.

Effective January 1, 2006, we adopted Statement 123(R) using the modified prospective method and, therefore, reflect compensation expense in accordance with the SFAS 123(R) transition provisions. Under the modified prospective method, prior periods are not restated to reflect the impact of adopting the new standard at earlier dates. See Note 11 for information on the impact of our adoption of Statement 123R.

Net income per common share

Net income per share is computed in accordance with SFAS No. 128, “Earnings Per Share.” Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for each period. Diluted net income per share is based upon the addition of the effect of common stock equivalents (stock options and convertible debt) to the denominator of the basic net income per share calculation using the treasury stock method, if their effect is dilutive. The computation of net income per share for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands, except per share data):

	Year Ended December 31,
	2007	2006	2005
Net income	$3,939	$2,548	$7,062
Weighted average common shares outstanding	9,461	8,630	8,108
Weighted average common share equivalents	981	1,444	1,360

Weighted average diluted common shares outstanding	10,442	10,074	9,468
Net income per share:
Basic	$0.42	$0.30	$0.87
Diluted	$0.38	$0.25	$0.75
Anti-dilutive stock options and convertible debt outstanding	934	1,206	426

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation. We reclassified $1,936,000 and $1,516,000 from cash and cash equivalents to short-term investments for December 31, 2006 and 2005, respectively. In addition, the cash balances on the statement of cash flows were revised accordingly. Cash used in investing activities decreased by $420,000 and $1,516,000 in 2006 and 2005, respectively.

2. ACQUISITION OF ONLINE BENEFITS, INC. AND SUBSIDIARIES

On August 14, 2006, we acquired all of the outstanding capital stock of Online Benefits, Inc. and its subsidiaries (“OnlineBenefits”), for an aggregate purchase price of $33,676,000, which is comprised of $29,500,000 in cash, 529,100 shares of our common stock having a value of $3,000,000, and $1,176,000 in transaction costs pursuant to the Agreement and Plan of Merger dated as of August 14, 2006.

The acquisition of OnlineBenefits was made to expand the Company’s distribution and customer base. The results of operations of OnlineBenefits are included in the accompanying consolidated financial statements of A.D.A.M. commencing on August 14, 2006.

The allocation of the purchase price consideration to the assets acquired and liabilities assumed was based upon estimates of the fair market value of the acquired assets and assumed liabilities. The fair values assigned to the intangibles acquired were formulated based on an independent third-party valuation.

The purchase price of the acquisition is set forth below (in thousands):

Issuance of common stock	$3,000
Cash paid	29,500

Total consideration paid to sellers	32,500
Additional cash paid for transaction costs	1,176

Total purchase price	33,676
Less: noncash item of issuance of common stock	(3,000)
Less: cash acquired in the acquisition	(1,548)

Net cash paid for acquisition	$29,128

In addition, we established escrow deposit accounts related to the acquisition of OnlineBenefits, which have been recorded on the accompanying consolidated balance sheet as restricted cash.

The estimate of the fair value of the assets acquired and liabilities assumed is set forth below (in thousands):

Assets acquired:
Current assets	$5,289
Property and equipment	549
Intangible asset—purchased customer relationships	8,800
Intangible asset—purchased capitalized software products	500
Long-term assets	157

Total assets acquired	15,295

Liabilities assumed:
Current liabilities	(5,858)
Non-current liabilities	(1,601)

Total liabilities assumed	(7,459)

Net assets acquired	7,836
Costs in excess of net assets acquired (recorded goodwill)	25,840

Total fair value of net assets acquired and goodwill	$33,676

The following unaudited combined pro forma financial information presents the results of operations of A.D.A.M. as if the acquisition had occurred at the beginning of 2006 and 2005. Adjustments to the combined financial information related to the acquisition that affect the results of operations include the interest expense associated with the debt issued in conjunction with the acquisition and amortization of the fair value of intangible assets. This pro forma information does not purport to be indicative of what would have occurred had the acquisition occurred as of January 1, 2006 and 2005 or of results of operations that may occur in the future.

	Year Ended December 31,
	2006	2005
Revenues, net	$24,773	$23,169
Operating income	3,287	1,621
Net income (loss)	(1,199)	3,643
Basic net income (loss) per common share	(0.14)	0.45
Diluted net income (loss) per common share	(0.12)	0.38

3. Debt and Restricted Cash

Note Payable

During August 2006, we assumed a debt of $1,500,000 in conjunction with the acquisition of OnlineBenefits. This debt was secured by a first priority lien on the software product OnlineBenefits developed under the Joint Development Agreement and a second priority lien on all other assets of OnlineBenefits so long as any senior obligations, as defined, were outstanding after which this debt would be secured by all the assets of OnlineBenefits. Accrued interest, at an 8% rate per annum, amounted to approximately $590,000 at December 31, 2006. At December 31, 2006, the Company had $2,148,000 in restricted cash for the payment of principal and interest related to this note, as the note was in dispute with the creditor at the acquisition date.

During the first quarter of 2007, the dispute with the creditor was settled and the note and accrued interest were paid in full from the escrow account.

Long-term debt

In conjunction with the acquisition of OnlineBenefits, we entered into a credit agreement (“Credit Agreement”) with Capital Source Finance LLC (“Lender”). The Credit Agreement, with related balances at December 31, 2007, is summarized below (numbers in column are in thousands):

$2,000,000 revolver with Lender—principal repayable in full in August 2011; interest at LIBOR plus 4% (8.88% at 12/31/07) or the prime rate plus 2.75%, payable quarterly in arrears; revolver unused facility fee of 0.5% per annum of the average daily balance of the unused portion, payable monthly in arrears	$—
$20,000,000 term loan with Lender—principal repayable in quarterly installments of varying amounts ($1,000,000 from December 2007 through September 2008, $1,250,000 through September 2010, and $1,500,000 through September 2011), interest same as revolver (8.88% at 12/31/07); prepayment premium of either 2% (prior to first anniversary) or 1% (between first and second anniversary) of prepaid amount	15,000
$5,000,000 convertible note with Lender—principal repayable in full in August 2011; interest at LIBOR plus 2.5% (7.38% at 12/31/07) or the prime rate plus 1.25%, payable quarterly in arrears; prepayment premium same as term loan; all or any portion of the principal balance is convertible at the option of the Lender into common stock of A.D.A.M. at a conversion price per share as defined in the agreement	5,000

$20,000

Maturities of debt are as follows:

Year Ending December 31,
2008	$3,250
2009	5,000
2010	5,250
2011	6,500

$20,000

In connection with the Credit Agreement, we entered into a Conversion and Registration Rights Agreement dated as of August 14, 2006, which specifies terms applicable to the conversion of the convertible note and provides the Lender with certain registration rights with respect to the shares issuable on conversion of the convertible note.

In addition to the above terms, there is a provision for a prepayment of 50% of excess cash flow, as defined in the Credit Agreement. The Credit Agreement is secured by (i) a first lien on all existing and future tangible and intangible assets and personal property and equity stock of A.D.A.M. and any existing and future subsidiaries, and (ii) a pledge of 100% of our subsidiaries capital stock. There are customary financial covenants for earnings as well as ratios related to total debt to earning, debt and interest due to earnings, interest to earnings, and capital expenditures, as defined in the Credit Agreement. Our credit facility generally prohibits us from paying dividends on our common stock.

The deferred financing fees related to this debt were a gross amount of $1,340,000 with an accumulated amortization of $488,000 and $140,000 at December 31, 2007 and 2006, respectively.

As of December 31, 2006, we were in violation of a technical provision of the Credit Agreement related to a change in its organizational structure. Subsequent to the balance sheet date, we entered into the First Amendment to the Credit Agreement, dated March 20, 2007, which modified certain terms of the agreement, including revision to certain covenant ratios, and cured this default. The repayment terms above were also modified whereas a single payment of $2,000,000 was due March 19, 2007, in lieu of two payments of $1,000,000 each due December 31, 2007 and March 31, 2008. No other changes were made to the remaining payment terms. On November 30, 2007 the Company made an additional early payment of $3,000,000. Subsequent to December 31, 2007, the Company made another early payment of $5,000,000 on January 28, 2008.

4. Investments

Short-term investments at December 31, 2007 included the following (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Mutual Funds
—AIM Floating Fund	$2,975	$385	$(551)	$2,809

Short-term investments at December 31, 2006 included the following (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Mutual Funds
—AIM Floating Fund	$2,796	$330	$(332)	$2,794

During the quarter ended June 30, 2005, the classification of our marketable debt securities was transferred from held-to-maturity to available-for-sale as the Company no longer had the positive intent to hold these investments to maturity. As a result investments are recorded at fair value based on current market prices and are classified as available-for-sale. Changes in the fair value are included in the equity section of our balance sheet and reported in our Consolidated Statement of Changes in Shareholders’ Equity.

5. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	Estimated Useful Life (Years)	Year Ended December 31,
		2007	2006
Computers	3	$1,845	$1,532
Equipment	5	385	385
Furniture and fixtures	5	304	251
Leasehold improvements	5	257	257

		2,791	2,425
Accumulated depreciation		(1,990)	(1,549)

		$801	$876

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $450,000, $209,000 and $115,000, respectively.

6. Product and Content Development Expenditures

Product and content development expenditures are summarized as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Total product and content development expenditures	$5,820	$3,678	$1,911
Less: additions to capitalized software product and content development	(1,154)	(974)	(455)

Product and content development expense	$4,666	$2,704	$1,456

7. Intangible Assets

Intangible assets are summarized as follows (in thousands):

	Estimated amortizable lives (years)	December 31,
		2007	2006
Intangible Assets:
Capitalized software products and content to be sold, leased or otherwise marketed	2-3	$5,903	$4,749
Software developed for internal use	3	339	339
Purchased intellectual content	3	1,431	1,431
Purchased customer contracts	2	333	333
Purchased customer relationships	15	8,800	8,800

Intangible assets, gross		16,806	15,652

Less accumulated amortization:
Capitalized software products and content to be sold, leased or otherwise marketed		(3,966)	(3,181)
Software developed for internal use		(312)	(207)
Purchased intellectual content		(1,431)	(1,431)
Purchased customer contracts		(333)	(333)
Purchased customer relationships		(811)	(224)

Accumulated amortization		(6,853)	(5,376)

Intangible assets, net		$9,953	$10,276

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $1,477,000, $950,000 and $779,000, respectively.

Estimated future amortization expense for intangible assets on A.D.A.M.’s December 31, 2007 consolidated balance sheet for the next five fiscal years ending December 31, is as follows (in thousands):

2008	$1,690
2009	1,201
2010	587
2011	587
2012	587

$4,652

8. Goodwill

The changes in the carrying amount of goodwill during the years ended December 31, 2007 and 2006 are as follows (in thousands):

Balance, January 1, 2006	$2,043
Acquisition—OnlineBenefits	25,840

Balance, December 31, 2006	27,883
Additional payments related to previous acquisition	195
Deferred tax asset valuation adjustment	(610)

Balance, December 31, 2007	$27,468

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,
	2007	2006
Accounts payable	$580	$314
Accrued compensation and employee benefits	1,580	1,518
Other accrued expenses	1,498	2,243

	$3,658	$4,075

10. Income Taxes

The provision for income taxes differs from the amount computed by applying the applicable U.S. statutory federal income tax rate of 34 percent to income before income taxes as a result of the following (in thousands):

	Year Ended December 31,
	2007	2006	2005
Federal tax provision on income before income taxes at statutory federal income tax rate	$(826)	$(866)	$(531)
Net operating loss carryforwards acquired from OnlineBenefits acquisition	506	8,005	—
Reclassification to goodwill	(610)	—	—
Change in valuation allowance	4,159	(7,977)	5,680
State taxes, net of federal benefit	(64)	(68)	(39)
Expired NOL impacting change in valuation allowance	(2,442)	—	—
Other differences	787	906	390

Total income tax benefit	$1,510	$—	$5,500

The components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2007	2006
Deferred tax assets
Accrued expenses and other liabilities	$1,028	$116
Allowance for doubtful accounts	161	106
Property and equipment	159	125
Research and development credits	1,022	1,032
Capitalized product and content development	497	688
Capital loss carryforwards	176	176
Net operating loss carryforwards	21,865	24,545

	24,908	26,788
Deferred tax liabilities
Intangible assets	(2,660)	(2,917)
Software development costs	(834)	(418)

Net deferred tax asset before valuation allowance	21,414	23,453
Valuation allowance	(13,794)	(17,953)

Net deferred tax asset	$7,620	$5,500

In periodically assessing the Company’s ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of our deferred tax assets will be realized. Management analyzes several factors, including the amount and timing of the scheduled expiration and reversals of our net operating loss carryforwards (NOLs) and deferred tax items, as well as potential generation of future taxable income over the periods for which the NOLs are applicable. Certain estimates used in this analysis are based on the current beliefs and expectations of management, as well as assumptions made by, and information currently available to, management. Although it is the belief that the expectations reflected in these estimates are based upon reasonable assumptions, the Company can not give assurance that actual results will not differ materially from these expectations. We periodically evaluate the deferred tax positions and valuation allowances. The evaluations resulted in an income tax benefit of $1,510,000 in 2007 and $5,500,000 in 2005.At December 31, 2007, approximately $9,390,000 and $480,000 of the valuation allowance was attributable to the acquisition of OnlineBenefits and IMC, respectively, and, if reversed, would reduce goodwill. Also, at December 31, 2007 approximately $2,290,000 of the valuation allowance was attributable to tax deductions for the exercise of employee stock options in excess of related compensation expense recorded in the financial statements. The reversal of this portion of the deferred tax asset valuation allowance would be recorded as additional paid-in capital.

In 2007 and 2005 the Company recognized an income tax benefit of $1,510,000 and $5,500,000 repectively, as a result of an adjustment to the deferred tax asset and related valuation allowance based on its analysis of realizability as described above. At December 31, 2007, we had NOL and R&D credit carryforwards available for tax purposes of approximately $57,540,000 and $1,020,000, respectively, which will expire on December 31 in years 2008 through 2022 and 2008 through 2023, respectively. Approximately $10,090,000 of NOL carryforwards was acquired as a result of the acquisition of IMC in December of 2001. The Company also acquired $29,510,000 of NOL carryforwards as a result of the acquisition of OnlineBenefits in August 2006. Internal Revenue Code Section (“IRC”) 382 limits the utilization of NOL carryforwards when a change in ownership, as defined by the Internal Revenue Service, occurs. The acquisitions of IMC and OnlineBenefits resulted in ownership change within the meaning of Internal Revenue Section 382. The total annual Section 382 limitation is approximately $60,000 for IMC and $1,470,000 for OnlineBenefits. Of the total $10,090,000 of NOLs acquired from IMC, the pre-change NOLs estimated to be available for use after the application of the IRC 382 limitation is approximately $1,260,000. Of the total $29,510,000 NOLs acquired from OnlineBenefits, the NOLs estimated to be available for use after the application of the IRC 382 limitation is approximately $26,300,000.

NOL carryforwards expiring over the next five years are as follows (in thousands):

Year Ending December 31,
2008	$2,922
2009	3,452
2010	4,023
2011	5,828
2012	—

$16,225

A.D.A.M. adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. Tax benefits from all tax positions taken were recognized, and there has been no material adjustment to any carryforwards NOL or R&D credits as a result of the implementation of FIN 48. Therefore, there are no material unrecognized tax benefits and related FIN 48 tax liabilities at December 31, 2007. In addition, future changes in the unrecognized tax benefits will likely have no impact on the effective tax rate due to the existence of the valuation allowance.

As of December 31, 2007, there is no accrual for interest or penalties related to uncertain tax positions since the tax benefits have not been included in prior income tax return filings. Accrued interest relating to uncertain tax positions would be recorded as a component of interest expense and penalties related to uncertain tax positions would be recorded as a component of general and administrative expenses.

The tax years 2004 to 2007 remain open to examination by the major taxing jurisdictions to which we are subject. Additionally, upon inclusion of the NOL and R&D credit carry forward tax benefits in future tax returns, the related tax benefit for the period in which the benefit arose may be subject to examination.

11. Stock-based Compensation

On January 14, 1999, certain option grants were canceled at the election of their holders and then replaced that day on a one-for-one basis with new options with an exercise price equal to the closing market price that day, $5.25. These options are accounted for in accordance with FASB Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB 25)”, which provides guidance on the accounting for certain stock option transactions and subsequent amendments to stock option transactions, and was subsequently superceded by SFAS123(R). FIN 44 required compensation cost for these variably priced options to be recorded to the extent that the current market price exceeds the options’ grant price. The expense is to be adjusted for increases or decreases in the intrinsic value of the modified awards in subsequent periods until the awards have been exercised, forfeited, or expired. The Company had 170,149 variably priced options outstanding at May 22, 2007. There were 173,149 and 224,638 variably priced options outstanding at December 31, 2006 and 2005, respectively, all of which had fully vested by January 2002 and were accounted for under FIN 44 (see paragraph below for modifications).

On May 22, 2007, the term of these variably priced options was modified, affecting 11 employees. This modification is accounted for in accordance with the SFAS 123(R) modification provisions. The modified options resulted in an incremental cost of $16,103 on the modification date since the options were fully vested. As a result of the modification, all compensation cost associated with the options was recorded as of the modification date and variable accounting no longer applies. Including this incremental modification cost, we recorded stock-based compensation expense of $31,000 for the year ended December 31, 2007 on these grants. For the years ended December 31, 2006 and 2005, we recorded stock-based compensation benefit of $158,000 and expense of $643,000, respectively for these grants. For 2006, the stock-based compensation benefit of $158,000 had a $0.02 benefit to basic and diluted net income per common share. For 2005, the stock-based compensation expense of $643,000 had a $0.08 reduction to basic net income per common share and a $0.07 reduction to diluted net income per common share.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123(R) supersedes APB Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” The approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and no longer allows pro forma disclosure as an alternative to financial statement recognition.

Effective January 1, 2006, the Company adopted Statement 123(R) using the modified prospective method and, therefore, reflects compensation expense in accordance with the SFAS 123(R) transition provisions. Under the modified prospective method, prior periods are not restated to reflect the impact of adopting the new standard at earlier dates.

On May 22, 2007, certain 2006 options were modified for the service and performance vesting conditions, affecting 20 employees. This modification was accounted for in accordance with the SFAS 123(R) modification provisions. The modified options resulted in no incremental cost on the modification date since the variables were the same at the modification date. The vesting criteria changed from service and performance based in 2007, 2008 and 2009 to performance based in 2007 and service based in 2008 and 2009. At the modification date the Company did not believe that it was probable that certain performance targets would be met, but did believe that the new performance targets would be met. A new fair value associated with the options was calculated at the date of modification and this cumulative compensation cost will be recognized over the vesting period of the options.

In accordance with SFAS 123(R), the Company recorded $727,000 and $294,000 of stock-based compensation expense for the years ended December 31, 2007 and 2006, respectively, related to employee stock options, not including those variable options described above. If these options continued to be accounted for under APB 25 there would be no such expense recorded. We expect to incur approximately $873,000 of expense over a weighted average of 2.9 years for all unvested options outstanding at December 31, 2007.

A.D.A.M. used the Black-Scholes method (which models the value over time of financial instruments) to estimate the fair value at grant date of the options. The Black-Scholes method uses several assumptions to value an option. The following assumptions were used:

•	Expected Dividend Yield—because the Company does not currently pay dividends, the expected dividend yield is zero;

•	Expected Volatility in Stock Price—reflects the historical change in A.D.A.M.’s stock price over the expected term of the stock option;

•	Risk-free Interest Rate—reflects the average rate on a United States Treasury bond with maturity equal to the expected term of the option; and

•	Expected Life of Stock Awards—reflects the simplified method to calculate an expected life based on the midpoint between the vesting date and the end of the contractual term of the stock award.

The weighted-average assumptions used in the option pricing model for stock option grants were as follows:

Year Ended December 31,	2007	2006	2005
Expected Dividend Yield	—	—	—
Expected Volatility in Stock Price	50.1%	57.8%	101.1%
Risk-Free Interest Rate	4.8%	4.7%	3.6%
Expected Life of Stock Awards—Years	3.5	3.5	3.5
Weighted Average Fair Value at Grant Date	$2.65	$2.65	$3.68

If employee compensation costs had been determined using a fair value based methodology at the grant date for the stock options under SFAS 123(R) in 2005, A.D.A.M.’s pro forma consolidated net income would have been as follows (in thousands, except per share data) for the year ended December 31, 2005:

Net income as reported	$7,062
Add back stock-based employee compensation included in reported net income	643
Deduct total stock-based employee compensation expense determined under fair-value based method for all awards	(838)

Pro forma net income	$6,867

Basic net income per share
As reported	$0.87
Pro forma	$0.85
Diluted net income per share
As reported	$0.75
Pro forma	$0.73

In 2002, our Board of Directors and shareholders approved the 2002 Stock Incentive Plan, under which 1,500,000 shares of common stock were reserved pursuant to the grant of incentive or non-qualified stock options to full-time employees and key persons. Under this plan, a number of additional shares are reserved annually. This number is 3% of the number of shares of stock outstanding on January 1 of each year, not to exceed 250,000 shares annually. Options are granted at an exercise price as determined by A.D.A.M.’s Board of Directors, which may not be less than the fair market value of our common stock at the date of the grant, and the options generally vest ratably over a three-year period. Options granted under this plan generally expire ten years from the date of grant.

As of December 31, 2007, there were options outstanding to purchase a total of 2,744,325 shares of our common stock under our 2002 Stock Incentive Plan and our 1992 Option Plan with an aggregate intrinsic value of $9,671,896. Under the 1992 Option Plan, 4,500,000 shares of common stock were reserved and no additional options may be granted under the 1992 Plan. At December 31, 2007, there were approximately 595,224 shares available for future option grants under the 2002 Stock Incentive Plan.

The following table summarizes stock option activity for the years ended December 31, 2007, 2006 and 2005:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2005	3,235,297	$3.52
Granted	41,250	$5.47
Exercised	(431,866)	$1.78
Canceled or expired	(26,350)	$4.87

Outstanding at December 31, 2005	2,818,331	$3.81
Granted	842,600	$5.56
Exercised	(375,006)	$1.68
Canceled or expired	(37,533)	$7.02

Outstanding at December 31, 2006	3,248,392	$4.45
Granted	331,725	$6.31
Exercised	(571,739)	$2.70
Canceled or expired	(264,053)	$5.48

Outstanding at December 31, 2007	2,744,325	$4.92

As of December 31, 2007, 2006 and 2005 there were 2,172,492, 2,568,124 and 2,535,832 options exercisable, respectively. During 2007, the aggregate intrinsic value of those options exercised was $2,145,194. As of December 31, 2007, the aggregate intrinsic value of options exercisable was $8,657,582.

12. Related Party Transactions

Promissory Note with Our Chairman of the Board of Directors

Effective May 10, 2005, the Company entered into an Amended and Restated Employment Agreement with the former Chief Executive Officer and current chairman of the board. The employment agreement provided for bonuses in an aggregate amount of up to approximately $420,000 through May 2008. Under the terms of the agreement, the bonuses payable in 2005 and 2006 were to be paid by reducing the amounts outstanding under the then existing notes receivable. The 2005 bonus was recorded in May 2005 and was applied accordingly. Subsequently, on December 28, 2005, in connection with a Second Amended and Restated Employment Agreement, a $317,000 one-time bonus payment was made. This payment was applied to fully satisfy the outstanding note receivable balance and related interest.

Effective December 31, 2006, A.D.A.M. and A.D.A.M.’s Chairman of the Board, Robert S. Cramer, Jr., agreed to terminate Mr. Cramer’s employment agreement with A.D.A.M. without cause. Mr. Cramer would continue to serve as a non-executive Chairman of the Board at a reduced level of compensation that initially will be set at $25,000 per year, in addition to any compensation to which he will otherwise be entitled for service as a director. Under the terms of the agreement, we will pay Mr. Cramer twenty-four months of his salary ($350,000) and reimburse Mr. Cramer for certain health insurance and life insurance costs for a period of 24 months. The total amount due of $379,000 was paid during 2007.

Investment with BeBetter Networks, Inc.

At December 31, 2007 and 2006, the Company had a 2% investment in BeBetter Networks, Inc. (“BeBetter”). As of December 31, 2007 and 2006, the Chairman of the Board of Directors held an approximate 2% voting interest in this company. The investment was accounted for under the cost method, as the Company has less than a 20% ownership and does not exercise significant influence over the investee.

At December 31, 2007 and 2006, the carrying value of the investment in BeBetter was $0. The Company has no plans to make additional investments in BeBetter in the future.

Investment and sublease with ThePort Network, Inc.

At December 31, 2007 and 2006, the Company held an approximate 29% and 32% voting interest in ThePort Network, Inc. (“ThePort”), respectively. The Chairman of the Board of Directors, who also currently serves as the Chairman of the Board of Directors of ThePort, held an approximate 9% and 7% voting interest in ThePort at December 31, 2007 and 2006, respectively, and held a convertible note from ThePort in the amount of approximately $3,574,000 and $1,699,000 at December 31, 2007 and 2006, respectively. Two of the other directors of the Company also own equity interests in ThePort. The investment is being accounted for under the equity method.

At December 31, 2007 and 2006, the carrying value of the investment in ThePort was $0. The Company has not adjusted its investment below zero for the Company’s share of ThePort’s losses since the Company has not provided or committed to provide any additional financial support to ThePort.

In September 2006, ThePort vacated the space A.D.A.M. had been subleasing to them on a month to month basis at $1,200 per month.

13. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements expiring on various dates through 2011. Capital lease commitments for certain equipment exists as well as certain agreements to license content for services from various unrelated third parties. At December 31, 2007, future minimum rentals for noncancelable leases with terms in excess of one year and total payments due under license agreements were as follows (in thousands):

Year Ending December 31,	License Agreements	Real Estate Leases	Other Operating Leases	Capital Leases
2008	$98	$1,595	$72	$120
2009		1,465	46	50
2010		1,530	27	25
2011		784	5	19
2012

Total future minimum lease payments and payments under license agreements	$98	$5,374	$150	214

Less amounts representing interest				(24)

Present value of future minimum lease payments				190
Less current portion				(105)

Capital lease obligations, net of current portion				$85

Rent expense for the years ended December 31, 2007, 2006 and 2005 was $1,354,000, $544,000 and $234,000, respectively, including space that was sublet. A.D.A.M.’s headquarters are located in approximately 12,000 square feet of leased office space in Atlanta, Georgia. The space is leased for a term ending in September 2008. There is additional leased office space of 35,806 square feet in Uniondale, New York. The space is leased for a term ending in June 2011, for an amount of 124,000 per month. Approximately 20,200 square feet is sublet to unrelated third parties for a term ending in June 2011 for an amount of $37,000 per month. The difference between the Company’s lease rate and the income from the sublease contracts, present valued, was recorded as a liability with the purchase of OnlineBenefits. The liability at December 31, 2007 and 2006 was $1,041,000 and $1,332,000, respectively, and will be reduced over the term of the lease as payouts are made.

The Company indemnifies customers from third party claims of intellectual property infringement relating to the use of our products. Historically, costs related to this guarantee have not been significant and the Company is unable to estimate the potential impact of this guarantee on future results of operations.

14. Segment Information

A.D.A.M. operates in one segment comprised of three revenue sources: licensing, product, and professional services and other offerings.

Geographic Information

The Company sells products through agreements which grant territorial rights to international and domestic distributors. During the years ended December 31, 2007, 2006 and 2005, net revenues from international sales were approximately $638,000, $653,000 and $354,000, respectively. Disclosed in the table below is geographic information for each country that comprised greater than one percent of our total revenues for fiscal years 2007, 2006 and 2005 (in thousands):

	Year Ended December 31,
	2007	2006	2005
United States	$27,240	$15,852	$9,700
Other foreign countries	638	653	354

	$27,878	$16,505	$10,054

No customers contributed greater than 10% of total revenues for the years ended December 31, 2007, 2006 and 2005.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

A.D.A.M., Inc.

We have audited the accompanying consolidated balance sheets of A.D.A.M., Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audit also included the financial statement schedule listed at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of A.D.A.M., Inc. and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Shared-Based Payment, effective January 1, 2006.

/s/ Tauber & Balser, P.C.

Atlanta, Georgia

March 17, 2008